

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 26, 2010

<u>Via US Mail and Facsimile: (317) 575-6195</u>

Matthew R. Middendorf
Treasurer and Chief Financial Officer
Arcadia Resources, Inc.
9229 Delegates Row, Suite 260
Indianapolis, IN 46240

> **Re:** **Arcadia Resources, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **File No. 000-32935**

Dear Mr. Middendorf:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Critical Accounting Policies
Goodwill and Indefinite Intangible Assets, page 19

1.   We note that goodwill represents approximately 29% of total assets as of March
        31, 2009. In light of the significance of your goodwill balance and the impairment
        charges recorded in fiscal 2009, you should expand the disclosures in your critical
        accounting policies regarding your impairment testing policy. The disclosure
        should provide investors with sufficient information about management's insights
        and assumptions with regard to the recoverability of your goodwill. Specifically,
        for each reporting unit in which fair value is not substantially in excess of the
        carrying value we believe you should provide the following information:

        •   Percentage by which fair value exceeded carrying value as of the date of the
            most recent test;
        •   Amount of goodwill allocated to the reporting unit;
        •   Description of the methods and key assumptions used and how the key
            assumptions were determined;
        •   Discussion of the degree of uncertainty associated with the key assumptions.
            The discussion regarding uncertainty should provide specifics to the extent
            possible (e.g., the valuation model assumes recovery from a business
            downturn within a defined period of time); and
        •   Description of potential events and/or changes in circumstances that could
            reasonably be expected to negatively affect the key assumptions.

        Otherwise, disclose if true, in your critical accounting policies and estimates
        section of MD&A that none of your reporting units with significant goodwill is at
        risk of failing step one of the goodwill impairment test.

2.   We note that you took a significant goodwill impairment charge in the fourth
        quarter of the fiscal year ended March 31, 2009. You should expand your MD&A
        to discuss your expectations regarding your future operating results and liquidity
        as a result of taking an impairment charge. You should clearly explain to your
        investors, if true, that you expect that historical operating results will not be
        indicative of future operating results. You should also discuss the primary drivers
        in your assumptions that resulted in the goodwill impairment charge. For
        instance, did you significantly reduce projected future revenues or net cash flows
        or increase the discount rates? In addition, discuss whether and when you
        considered a recovery of the economy in your cash flow projections.

3.   Please provide us with the proposed disclosures you intend to include in your next Form 10-K to comply with the above comments on impairment testing of the goodwill.

Liquidity and Capital Resources, page 31

4.   We note you disclosure about the amended line of credit agreement with Comerica. In future filings, please provide a more detailed assessment of your ability to meet the financial covenants disclosed, particularly the tangible net worth and minimum quarterly net income covenants, given your current financial condition and historical losses. Also discuss the reasonably anticipated consequences of a failure to satisfy these or other covenants on a timely basis.

Item 9A. Controls and Procedures, page 35

5.   We note that management concluded that internal control over financial reporting was ineffective at year-end due to a material weakness. In future filings, to the extent you identify a material weakness, please provide disclosure about specific actions planned or taken to remedy such weakness, and the reasons for the continuation of ongoing weaknesses. Please also discuss in your MD&A how the material weakness and the costs of your efforts to remedy it could materially impact your results of operations and financial condition.

Definitive Proxy Statement Incorporated by Reference Into Part III

Certain Transactions and Relationships, page 17

6.   We note your statement in the second sentence under this heading that "related persons" include directors and executive officers and immediate family members. Please revise your disclosure in future filings to indicate that related persons also include certain security holders and their immediate family members pursuant to Instruction 1.b of Item 404(a) of Regulation S-K. Please disclose all required transactions and relationships with such persons in future filings. For example, it appears that your transactions with JANA and Vicis Capital should be disclosed.

7.   We also note your statement in the last sentence of the first paragraph under this heading that you do not consider certain transactions significant to investors. This statement does not appear consistent with your disclosure obligations under Item 404 of Regulation S-K, which may require disclosure of transactions in the categories you identify. Please revise this disclosure in future filings so that is clear that you are disclosing all required related party transactions in compliance with Item 404 of Regulation S-K.

8.   Finally, please disclose in future filings whether or not your policies and procedures for review of related party transactions are in writing. See Item 404(b)(1)(iv) of Regulation S-K.

Compensation Tables, page 28

Grants of Plan-Based Awards, page 29

9.   Please explain to us why you excluded disclosure of stock option awards awarded during fiscal 2009 subject to shareholder approval from this table and presumably from the rest of your compensation disclosure and tables.

10.   Please include a grant date fair value column in this table in future filings as required by Regulation S-K Item 402(d)(viii).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3354 with any other questions.

Sincerely,

/s/ Robert Bartelmes
Senior Financial Analyst